Exhibit 2.2


KAIRE HOLDINGS, INC. ANNOUNCES STRATEGIC ACQUISITION

March 19, 2003 - LOS ANGELES, CA, (INTERNET WIRE via COMTEX) - Kaire Holdings, Inc. ("KAIRE" OTC BB: KAHI), announced today that it has acquired EntreMetrix, Inc.

Based in Irvine, California, EntreMetrix, Inc. is a national provider of administrative, employer, and financial support services to medical, life science and technology companies throughout the country. In addition, EntreMatrix developed specialized outsourced Human Relations and Financial services for health care recruiters and a diversified range of health service providers.

KAIRE acquired EntreMetrix through a combination of restricted common stock valued at $490,000, and a $2,500,000 promissory note, which is due and payable, including 4% annual interest, in 4 years. EntreMetrix began operations in June 2002. Since that time, revenues have grown consistently month over month exceeding $675,000 in January 2003. Calendar 2003 revenues are projected to exceed $20 million. The company utilized one of its wholly owned subsidiaries in the acquisition.

Kaire CEO Steven Westlund stated, "This acquisition reflects the company's evolving business strategy to develop programs and services which benefit current operations and create future opportunities. This acquisition accomplishes .both of those goals. In addition, the acquisition opens the door to a network of health care business clients and services. We view EntreMetrix as the cornerstone of our evolving business strategy".

Scott W. Absher, with NeoTactix, commented on the transaction saying, "We believe that the combined business platforms of Kaire and EntreMetrix will allow us to capitalize on the present health care staffing opportunity in the health care sector. EntreMetrix provides essential support and financial services to the health care market place".

ABOUT  KAIRE
Kaire Holdings Inc. provides specialized services to targeted segments of the health care market place. Kaire products and services include pharmaceutical programs specifically tailored to the needs of patients undergoing complex medication therapy as well as their associated health care managers. These pharmaceutical programs utilize specialized medication packaging that improves patient medication compliance while simultaneously reducing many repetitive tasks for health care managers, freeing them to spend more time with their patients. The program also manages patient insurance claims through a wide variety of health care providers as well as facilitating communication between patients and their health care professionals. Specialized programs are available for HIV, diabetics, many seniors and persons in assisted living facilities.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "ACT"). In particular, when used in the preceding discussion, the words "estimated," "believe," "optimistic," "expect," and similar conditional expressions are intended to identify forward-looking statements within the meaning of the ACT and are subject to risks and uncertainties, and actual results could differ materially from those expressed in forward looking statements. Such risks and uncertainties include, but are not limited to, unfavorable market conditions, increased competition, limited working capital, and failure to implement business strategies, actions by regulatory agencies, and other risks. For company information, visit the corporate web site at _ HYPERLINK "http://www.Kaireholdingsinc.com" _www.Kaireholdingsinc.com_. Copyright 2003
Internet  Wire,  All  rights  reserved.-0-  SUBJECT  CODE:     Medical/Health:
Healthcare


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